UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-9733
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cash America International, Inc.
1600 W. 7th Street
Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Cash America International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 25, 2007

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Equity mutual funds (cost of $18,470,182 and $13,756,024 for 2006 and 2005, respectively)	$20,778,722	$15,203,321
Fixed income mutual funds (cost of $4,725,805 and $3,891,414 for 2006 and 2005, respectively)	4,688,811	3,851,120
Cash America International, Inc. common stock (cost of $6,148,244 and $4,755,776 for 2006 and 2005, respectively)	11,364,446	6,434,065
Participant loans	2,138,191	1,754,163

Total investments	38,970,170	27,242,669
Non-interest bearing cash	275,469	183,178

NET ASSETS AVAILABLE FOR BENEFITS	$39,245,639	$27,425,847

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2006	2005
Additions to net assets attributed to:
Dividend income	$1,397,528	$866,139
Interest income	149,574	98,780
Net appreciation (depreciation) in fair value of investments	7,379,240	(1,373,581)

Total investment income (loss)	8,926,342	(408,662)

Contributions:
Company	1,512,086	1,020,056
Participants	4,052,872	2,841,427
Rollovers	147,487	1,042,767

Total contributions	5,712,445	4,904,250

Total additions	14,638,787	4,495,588

Deductions from net assets attributed to:
Participant withdrawals	2,733,784	1,713,774
Administrative expenses	85,211	27,305

Total deductions	2,818,995	1,741,079

Net increase	11,819,792	2,754,509
Net assets available for benefits at beginning of year	27,425,847	24,671,338

Net assets available for benefits at end of year	$39,245,639	$27,425,847

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Plan Sponsor” or the “Company”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a contributory plan. Beginning January 1, 2006, all employees of Cash America International, Inc. (the “Company”) are eligible to participate in the Plan on the first day of the month following 30 days of employment. Prior to 2006, the Plan was available to all full-time employees who had reached the age of 21 on the first day of the month following completion of six months of service and all part-time employees who had reached the age of 21 on the first day of the month following completion of one year of service. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

Contributions
Participants may contribute a percentage of their annual compensation (up to 50%) to the Plan on a pre-tax basis, subject to Internal Revenue Service (“IRS”) limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Unless they elect otherwise, employees hired on or after January 1, 2006 are automatically enrolled and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

Company matching contributions are made in cash and are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation.

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts
Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options A participant may direct contributions in any combination of the following ten investment options:
•	Cash America International, Inc. Common Stock — Funds are invested in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 2006 was 929.

•	Schwab Retirement Money Mutual Fund — Funds are invested in high-quality, short-term debt securities such as bank CDs, high-rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 2006 was 521.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
•	PIMCO Total Return Institutional Shares Mutual Fund — Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-backed securities. Funds are also invested in debt securities denominated in foreign currencies. The number of participants in this fund as of December 31, 2006 was 791.

•	Dodge & Cox Balanced Mutual Fund — Funds are invested primarily in common stocks and convertible securities. Funds are also invested in investment-grade debt securities. The number of participants in this fund as of December 31, 2006 was 2,982.

•	T. Rowe Price Equity Income Mutual Fund — Funds are invested primarily in income-producing common stocks. Funds are also invested in fixed-income and foreign securities. The number of participants in this fund as of December 31, 2006 was 893.

•	Schwab S&P 500 Mutual Fund — Funds are invested primarily in common stocks of companies that comprise the S&P 500 Index. The number of participants in this fund as of December 31, 2006 was 861.

•	Baron Asset Mutual Fund — Funds are invested primarily in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in the fund as of December 31, 2006 was 845.

•	American Beacon International Equity Fund — Funds are invested primarily in equity securities of large-cap foreign companies. The number of participants in this fund as of December 31, 2006 was 745.

•	Transamerica Premier Equity Fund — Funds are invested primarily in equity securities of United States companies. The number of participants in this fund as of December 31, 2006 was 576.

•	Royce Low-Priced Stock Fund — Funds are invested primarily in small and micro-cap companies trading at less than $20 per share at the time of investment. The number of participants in this fund as of December 31, 2006 was 722.
The allocation of a participant’s contributions among investment funds is determined by the participant and may be changed at any time. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Vesting
Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.
The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates ranged from 5.00% to 9.25% for loans outstanding at December 31, 2006. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan. Loans that are not repaid within 90 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.
Payment of Benefits
The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements. The Plan permits vested account balances not exceeding $5,000 to be paid upon termination of employment. Beginning May 2005, distributions for account balances between $1,000 and $5,000 may be rolled over to an individual retirement account or another qualified retirement account at the participant’s option. Distribution of vested account balances exceeding $5,000 may be deferred.
Forfeitures
Forfeitures represent unvested portions of terminated participants’ accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 2006 and 2005 were $62,422 and $36,942, respectively. Unallocated nonvested forfeitures of $5,973 and $16,262 are available at December 31, 2006 and 2005, respectively, to offset future administrative expenses.
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Investment Valuation and Income Recognition
The Plan’s investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Withdrawals
Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.
Plan Administration
Expenses related to the Plan are borne by four sources: 1) loan origination fees, which are charged directly to the borrowing participant’s account, 2) forfeitures, 3) the Company, and 4) participants. Amounts paid by the Company are not reflected in the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.
Impact of Recently Issued Accounting Standards
In 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Health and Welfare and Pension Plans. FSP 94-4-1 requires all investments which are considered benefit-responsive investments to be stated at fair value as opposed to contract value. The Plan’s investments as of December 31, 2006 and 2005 did not include any fully benefit-responsive investment contracts.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
2.	Investments in Excess of 5% of Net Assets Available for Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2006 and 2005, were as follows:

	2006	2005
Mutual funds:
Baron Asset Mutual Fund	$3,535,295	$3,118,407
Dodge & Cox Balanced Mutual Fund	6,667,321	4,735,589
PIMCO Total Return Institutional Shares Mutual Fund	2,269,798	2,125,034
Schwab Retirement Money Mutual Fund	2,419,013	1,726,086
T. Rowe Price Equity Income Mutual Fund	4,052,640	2,882,129
Schwab S&P500 Mutual Fund	2,810,378	2,103,376
Cash America International, Inc. Common Stock	11,364,446	6,434,065
Participant loans	2,138,191	1,754,163
Cash America International, Inc. common stock represented approximately 29% and 23% of total net assets available for benefits at December 31, 2006 and 2005, respectively.
During 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of period) increased (decreased) in fair value as follows:

	2006	2005
Equity mutual funds	$1,562,688	$298,818
Fixed income mutual funds	(30,550)	(35,047)
Cash America International, Inc. common stock	5,847,102	(1,637,352)

Net appreciation (depreciation) in fair value of investments	$7,379,240	$(1,373,581)

3.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s board of directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

4.	Party-in-Interest Transactions

The Plan offers participants the option to invest in shares of Cash America International, Inc. Common Stock (common stock of the Plan Sponsor). Therefore, this investment is considered a party-in-interest transaction. The Plan recorded purchases of $4,744,573 and sales of $5,584,534 of the Company’s stock during the year ended December 31, 2006. The Plan recorded purchases of $2,969,569 and sales of $3,004,450 of the Company’s stock during the year ended December 31, 2005.

Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5.	Federal Income Tax Status

The Plan obtained a determination letter dated October 6, 2003 from the IRS which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amount reported on the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$39,245,639	$27,425,847
Withdrawals in process	(4,080)	(7,280)

Net assets available for benefits per the Form 5500	$39,241,559	$27,418,567

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2006	2005
Participant withdrawals per the financial statements	$2,733,784	$1,713,774
Add: Amounts allocated to withdrawing participants at end of year	4,080	7,280
Less: Amounts allocated to withdrawing participants at beginning of year	(7,280)	(4,434)

Participant withdrawals per the Form 5500	$2,730,584	$1,716,620

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006
EIN: 75-2018239
Plan: 001

			(e) Current
(a)	(b) Identity of Issue and (c) Description of Investment	(d) Cost	Value
	Baron Asset Mutual Fund	$3,069,506	$3,535,295
	Dodge & Cox Balanced Mutual Fund	6,028,850	6,667,321
*	Schwab S&P500 Mutual Fund	2,387,274	2,810,378
	PIMCO Total Return Institutional Shares Mutual Fund	2,306,793	2,269,798
*	Schwab Retirement Money Mutual Fund	2,419,013	2,419,013
	T. Rowe Price Equity Income Mutual Fund	3,513,728	4,052,640
	Royce Low-Priced Stock Fund	1,323,937	1,394,519
	American Beacon International Equity Fund	1,677,069	1,862,446
*	Cash America International, Inc. Common Stock	6,148,244	11,364,446
	Transamerica Premier Equity Investment	469,817	456,123
*	Participant loans at 5.0% to 9.25% due through 2015	2,138,191	2,138,191

		$31,482,422	$38,970,170

*	Denotes an investment held by an entity known to be a party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 26, 2007	By:	/s/ Robert D. Brockman
Robert D. Brockman
Cash America International, Inc. 401(k) Savings Plan Administrative Committee